UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

Immune Network Ltd.
(Translation of registrant's name into English)

1768 West 3rd Avenue, Vancouver, BC, Canada V6J 1K4
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [X ] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

FOR IMMEDIATE RELEASE

Immune Network Ltd. and Bridge Pharma Inc. Terminate Joint Venture

VANCOUVER, CANADA, May 22, 2002 - Immune Network Ltd. (OTCBB: IMMKF) and Bridge Pharma Inc. announced today the signing of an agreement that supersedes a previous joint venture agreement between the parties and provides for an ongoing royalty interest for Immune Network in certain Bridge Pharma revenues.

According to the new agreement, the joint venture is amicably terminated by the parties as of May 28, 2001, and Immune Network will be entitled to a 5% royalty interest in Bridge Pharma net proceeds from former joint venture projects.

Bridge Pharma, Inc. is a privately held company based in Sarasota, Florida. The asthma and eczema projects, formerly part of the joint venture with Immune Network, are among several projects in active development by Bridge Pharma.

Immune Network is a public company based in Vancouver, Canada. The current focus of Immune Network is its Alzheimer disease project, in which a 52-week clinical trial is coming to completion in June 2002, and its projects in development of monoclonal antibodies against HIV and HCV. In addition to its Bridge Pharma royalty, Immune Network also has a royalty on Zilex, a product of Meditech Pharmaceuticals (OTCBB: MDCH) currently in clinical trials.

On behalf of the Board of Directors

Allen Bain, Ph.D., CEO

Company Contact:

Investor Relations
Immune Network Ltd.
1768 West 3rd Avenue,
Vancouver, BC, Canada V6J 1K4
Tel. (604) 733 - 6623
Toll Free 1-877-644-5541
Internet http://www.immunenetwork.com
Email info@immunenetwork.com

BC FORM 53-901F (Previously Form 27)

Securities Act

Material Change Report Under Section 85(1) of the Securities Act (BC)

Material Change Report Under Section 118(1) of the Securities Act (AB)

Material Change Report Under Section 74 of the Securities Act (ON)

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Immune Network Ltd. (the "Company")
1768 West 3rd Avenue
Vancouver, BC V6J 1K4

Item 2. Date of Material Change

State the date of the material change:

May 22, 2002

Item 3. Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act.

May 22, 2002
Vancouver, BC

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

The Company announced that it has signed an agreement with Bridge Pharma, Inc. that supersedes a previous joint venture agreement between the parties and provides for an ongoing royalty interest for the Company in certain Bridge Pharma revenues.

Item 5. Full Description of Material Change

See attached Schedule "A".

Item 6. Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance:

n/a

Item 7. Omitted Information

n/a

Item 8. Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

Allen Bain, Ph.D., Chief Executive Officer and President
(604) 733-6623

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC, this 22nd day of May, 2002.

/s/ Allen Bain
Allen Bain,
Chief Executive Officer

FOR IMMEDIATE RELEASE

Immune Network Ltd. and Bridge Pharma Inc. Terminate Joint Venture

VANCOUVER, CANADA, May 22, 2002 - Immune Network Ltd. (OTCBB: IMMKF) and Bridge Pharma Inc. announced today the signing of an agreement that supersedes a previous joint venture agreement between the parties and provides for an ongoing royalty interest for Immune Network in certain Bridge Pharma revenues.

According to the new agreement, the joint venture is amicably terminated by the parties as of May 28, 2001, and Immune Network will be entitled to a 5% royalty interest in Bridge Pharma net proceeds from former joint venture projects.

Bridge Pharma, Inc. is a privately held company based in Sarasota, Florida. The asthma and eczema projects, formerly part of the joint venture with Immune Network, are among several projects in active development by Bridge Pharma.

Immune Network is a public company based in Vancouver, Canada. The current focus of Immune Network is its Alzheimer disease project, in which a 52-week clinical trial is coming to completion in June 2002, and its projects in development of monoclonal antibodies against HIV and HCV. In addition to its Bridge Pharma royalty, Immune Network also has a royalty on Zilex, a product of Meditech Pharmaceuticals (OTCBB: MDCH) currently in clinical trials.

On behalf of the Board of Directors

Allen Bain, Ph.D., CEO

Company Contact:

Investor Relations
Immune Network Ltd.
1768 West 3rd Avenue,
Vancouver, BC, Canada V6J 1K4
Tel. (604) 733 - 6623
Toll Free 1-877-644-5541
Internet http://www.immunenetwork.com
Email info@immunenetwork.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNE NETWORK INC.

Date: May 22, 2002

/s/ Allen Bain
Allen Bain, Chief Executive Officer